04002377

RECEIVED FEB 27 2004 SEC MAIL PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SO 3/8/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Miller 212-509-3309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue (Address) East Meadow (City) New York (State) 11554 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS 3/19

OATH OR AFFIRMATION

I, John Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-Brokerage, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

NY State County of NY
Sworn on Feb. 26 2004

Notary Public

TAWANA HALEY
Notary Public, State of New York
No. 31 4965322
Qualified in New York County
Commission Expires Apr. 16, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E-BROKERAGE, LLC

Financial Statements
December 31, 2003

E-BROKERAGE, LLC

Table of Contents
December 31, 2003

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
E-Brokerage, LLC

We have audited the accompanying statement of financial condition of E-Brokerage, LLC as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-Brokerage, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
February 5, 2004

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 307 Fifth Avenue / New York, New York 10016 / 212.686.2224 / Fax: 212.481.3274

E-BROKERAGE, LLC

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 7,454
Receivables from clearing broker - including clearing deposit of $373,300	605,802
Other assets	10,434
	$623,690
LIABILITIES AND MEMBERS' EQUITY	
Payable to clearing broker	$ 17,542
Accounts payable and accrued expenses	7,510
Commissions payable	1,195
	26,247
Members' Equity	597,443
	$623,690

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Operations
For the Year Ended December 31, 2003

Revenues	
Commissions	$ 475,466
Realized (loss) on firm trading investments	(555,766)
Interest and dividends	11,667
	(68,633)
Expenses	
Clearing and brokerage charges	274,665
Commissions	3,798
Salaries - trading	7,500
Margin interest	18,232
Occupancy cost - rent	18,960
Insurance	9,273
Professional fees	7,647
Other	50,872
	390,947
Net (Loss)	$ (459,580)

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

Members' Equity - January 1, 2003	$ 257,819
Members' contributions	1,389,504
Members' distributions	(590,300)
Net (loss)	(459,580)
Members' Equity - December 31, 2003	$ 597,443

See notes to financial statements.

E-BROKERAGE, LLC

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities	
Net (loss)	$ (459,580)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Changes in operating assets and liabilities	
(Increase) decrease in:	
Receivables from brokers	(321,236)
Other assets	(10,434)
Increase (decrease) in:	
Accounts payable and accrued expenses	2,185
Commission payable	(8,805)
Payable to clearing broker	(425)
	(798,295)
Cash Flows from Financing Activities	
Members' contributions	1,389,504
Members' distributions	(590,300)
	799,204
Increase in Cash and Cash Equivalents	909
Cash and Cash Equivalents - beginning	6,545
Cash and Cash Equivalents - end	$ 7,454
Supplemental Cash Flow Information	
Cash paid for margin interest	$ 18,232

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

E-Brokerage, LLC (the "Company") was organized in October 2001 under the laws of the State of New York as a limited liability company. Under New York State law, each member of the Company has limited personal liability for the Company's debts and obligations. The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934 and as an introducing broker registered with the Commodity Futures Trading Commission (CFTC). The Company is a member of the National Association of Securities Dealers (NASD) and the National Futures Association (NFA).

The Company's principal business includes executing securities transactions for customers as an introducing broker and principal trading securities on behalf of the firm's own account. All securities transactions are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles ("GAAP"). Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

d. ***Income Taxes*** - The Company, with the consent of its members, has elected to be taxed as a partnership and, as such, is not subject to federal and state income taxes as all taxable income and losses and relevant deductions flow through to the members individually. The members report for tax purposes, their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

e. ***Estimates*** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables from/Payable to Clearing Broker

At December 31, 2003, receivables from/payable to the Clearing Broker consists of the following:

	Receivables	*Payable*
Cash Held in Accounts at Clearing Broker	$232,502	$ -
Payable to Clearing Broker	-	17,542
Clearing Deposit	373,300	-
	$605,802	$ 17,542

4 - Commitments and Contingencies

The Company subleases office space located in New York, New York effective June 2003. The lease requires the Company to pay $2,700 per month. The lease is cancellable by either party with 90 days written notice.

During the year ended December 31, 2003, the NASD conducted an examination of the Company's procedures and practices. In November 2003, the Company met with the NASD examiner and reviewed items noted in the examination, including claims of violations of various NASD rules. The Company is cooperating with the NASD and is currently reviewing the NASD findings and providing additional documentation. The Company believes that certain violations may result in the assessment of penalties which are not determinable.

5 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. At December 31, 2003, the Company was in compliance with these requirements.

Continued

6 - OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

E-BROKERAGE, LLC

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2003

COMPUTATION OF NET CAPITAL	
Total Members' Equity Qualified for Net Capital	$ 597,443
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Other assets	10,434
Net Capital	$ 587,009
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Total liabilities	$ 26,247
Aggregate indebtedness	$ 26,247
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 1,751
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital Requirement - under CFTC Regulation 1.17 - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of Rule 15c3-1 Requirement	$ 487,009
Net Capital in Excess of CFTC Regulation 1.17 Requirement	$ 487,009
Ratio of Aggregate Indebtedness to Net Capital	.04 to 1.00

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 15, 2004 as filed by the Company.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2003 in accordance with Rule 15c3-3(k)(2)(ii).

As the Company does not carry customer accounts for trading on U.S. Commodity Exchanges, it neither computes nor segregates funds pursuant to Section 4d(2) under the Commodity Exchange Act.

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 of the Commodity Futures Trading Commission.

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
E-Brokerage, LLC

In planning and performing our audit of the financial statements of E-Brokerage, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding firm assets including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 307 Fifth Avenue / New York, New York 10016 / 212.686.2224 / Fax: 212.481.3274

To the Members
E-Brokerage, LLC
Page Two

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, errors, irregularities, or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control, including control activities for safeguarding firm securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's and CFTC's objectives.

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

This report is intended solely for the information and use of the Members, management, the SEC, the CFTC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
February 5, 2004